Exhibit 99.2

[EXECUTION COPY]

SEVENTH AMENDMENT TO SECOND AMENDED AND RESTATED

REVOLVING CREDIT AND SECURITY AGREEMENT

THIS SEVENTH AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT, dated as of July 14, 2015 (this “Amendment”), by and among (i) MAYOR’S JEWELERS, INC., a Delaware corporation (the “US Borrower”) and BIRKS GROUP INC. – GROUPE BIRKS INC. (formerly known as BIRKS & MAYORS INC.), a Canadian corporation (the “Canadian Borrower” and, together with the US Borrower, the “Borrowers”), (ii) the guarantors party to the Credit Agreement referred to below (the “Guarantors” and, together with the Borrowers, the “Loan Parties”), (iii) the lenders party to the Credit Agreement referred to below (collectively, the “Lenders”), (iv) BANK OF AMERICA, N.A., in its capacity as administrative agent (the “Administrative Agent”), (v) BANK OF AMERICA, N.A. (acting through its Canada branch), as Canadian agent (the “Canadian Agent” and, together with the Administrative Agent, the “Agents”), and (vi) BANK OF AMERICA, N.A. and WELLS FARGO BANK, NATIONAL ASSOCIATION, as co-collateral agents (the “Co-Collateral Agents”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Credit Agreement referred to below.

WHEREAS, the Borrowers, the Guarantors, the Lenders, the Agents, and the Co-Collateral Agents are party to that certain Second Amended and Restated Revolving Credit and Security Agreement, dated as of June 8, 2011, as amended by that certain First Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of August 22, 2013, by that certain Second Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of May 12, 2014, that certain Third Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of June 10, 2014, that certain Consent, that certain Fourth Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of July 25, 2014, that certain Fifth Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of November 21, 2014 and that certain Sixth Amendment to Second Amended and Restated Revolving Credit and Security Agreement and Amendment to Fourth Amendment, dated as of March 19, 2015 (the “Existing Credit Agreement”). The Existing Credit Agreement, as amended by this Amendment, and as may be further amended, amended and restated, restated, supplemented, extended or otherwise modified and in effect from time to time is referred to herein as the “Credit Agreement”;

WHEREAS, the Borrowers have requested, among other things, that the Lenders and the Agents amend certain provisions of the Credit Agreement, in each case, subject to the terms and conditions set forth herein; and

WHEREAS, the Borrowers, the Lenders, and the Agents have agreed, on the terms and conditions set forth herein, to amend certain provisions of the Credit Agreement.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

§1. Amendments to the Credit Agreement.

(a) Amendment to Section 1.1. The following new definitions are hereby inserted into Section 1.1 of the Credit Agreement in the appropriate alphabetical order:

“Second Amendment Tranche B U.S. Term Loan” - as defined in the Term Loan Agreement.”

“Seventh Amendment - the Seventh Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of July 14, 2015 by and among the Borrowers, the Guarantors party thereto, the Lenders party thereto, the Agents and the Co-Collateral Agents.”

“Seventh Amendment Effective Date - July 14, 2015.”

(b) Amendment to Section 1.1. The definition of “Adjusted LIBOR” is hereby deleted in its entirety and the following text is substituted in its stead:

“Adjusted LIBOR - for any Interest Period, with respect to LIBOR Loans, the per annum rate of interest (rounded upward, if necessary, to the nearest 1/8th of 1%) appearing on Reuters Screen LIBOR01 Page (or, as determined by the Administrative Agent, such other commercially available source providing quotations of the London interbank offered rate for deposits in Dollars), as the London interbank offered rate for deposits in Dollars at approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period; provided that, if Adjusted LIBOR shall be less than zero, such rate shall be deemed zero for purposes of this Agreement. Furthermore, if the Reuters Screen LIBOR01 Page is used and more than one rate is shown on such page, the applicable rate shall be the arithmetic mean thereof. If for any reason none of the foregoing rates is available, the Adjusted LIBOR shall be the rate per annum determined by the Administrative Agent as the rate of interest at which Dollar deposits in the approximate amount of the applicable LIBOR Loan would be offered to major banks in the offshore Dollar market at or about 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period.”

(c) Amendment to Section 1.1. The definition of “Availability Block” is hereby deleted in its entirety and the following text is substituted in its stead:

“Availability Block - as of any date of determination, (a) at all times prior to the Fifth Amendment Effective Date, the greater of (i) ten percent (10%) multiplied by the Term Loan Borrowing Capacity (calculated without giving effect to the Availability Block, the Seasonal Availability Block or Schedule III Reserve), and (ii) $8,500,000, (b) at all times immediately after the Fifth Amendment Effective Date, the greater of (i) thirteen and one half percent (13.5%) multiplied by the Term Loan Borrowing Capacity (calculated without giving effect to the Availability Block or the Montrovest LC to the extent a Montrovest LC Event has not occurred), and (ii) $11,000,000, and (c) at all times immediately after the Seventh Amendment Effective Date, the greater of (i) thirteen and one half percent (13.5%) multiplied by the Term Loan Borrowing Capacity (calculated

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without giving effect to (A) the Availability Block, (B) the Montrovest LC to the extent a Montrovest LC Event has not occurred and (C) clause (b)(v) of the definition of Term Loan Borrowing Capacity), and (ii) $11,000,000.”

(d) Amendment to Section 1.1. The definition of “Base Rate” is hereby amended by inserting the following proviso at the end of the first sentence of such definition: “; provided that if the Base Rate shall be less than zero, such rate shall be deemed zero for purposes of this Agreement.”

(e) Amendment to Section 1.1. The definition of “Loan to Value Reserve” is hereby amended by inserting the following clause: “plus (v) the lesser of (x) the principal balance of the Second Amendment Tranche B U.S. Term Loan and (y) the principal balance of the Second Amendment Tranche B U.S. Term Loan less any scheduled payments required but not paid pursuant to Section 5.2.2 of the Term Loan Agreement” immediately at the end of clause (iv) of such definition.

(f) Amendment to Section 1.1. The definition of “Term Loan Borrowing Capacity” is hereby deleted in its entirety and the following text is substituted in its stead:

“Term Loan Borrowing Capacity - (a) at any time prior to the Seventh Amendment Effective Date, an amount equal to (x) the sum of (i) 108.5% of the Appraised Inventory Liquidation Value of each Eligible Inventory Category (it being acknowledged that the Administrative Agent has the right to deem all or a portion of any Inventory as ineligible that is located in a store for which the lease is expiring in less than 5 months, if in the Administrative Agent’s reasonable discretion it determines that such store closure will adversely impact the Inventory appraisal on a pro forma basis); plus (ii) 102.5% of the Appraised A/R Liquidation Value of Eligible Private Label and Corporate Accounts; plus (iii) 102.5% of the Eligible Major Credit Card Receivables; plus (iv) 100% of the then stated amount of the Eligible Letter of Credit minus (and without any other duplication of Availability Reserves imposed hereunder) (y) the sum of (i) the Availability Reserves, (ii) the Availability Block, (iii) the Seasonal Availability Block, and (iv) the Capital Block and (b) at any time immediately after the Seventh Amendment Effective Date, an amount equal to (x) the sum of (i) 108.5% of the Appraised Inventory Liquidation Value of each Eligible Inventory Category (it being acknowledged that the Administrative Agent has the right to deem all or a portion of any Inventory as ineligible that is located in a store for which the lease is expiring in less than 5 months, if in the Administrative Agent’s reasonable discretion it determines that such store closure will adversely impact the Inventory appraisal on a pro forma basis); plus (ii) 102.5% of the Appraised A/R Liquidation Value of Eligible Private Label and Corporate Accounts; plus (iii) 102.5% of the Eligible Major Credit Card Receivables; plus (iv) 100% of the then stated amount of the Eligible Letter of Credit; plus (v) the lesser of (1) the principal balance of the Second Amendment Tranche B U.S. Term Loan and (2) the principal balance of the Second Amendment Tranche B U.S. Term Loan less any scheduled payments required but not paid pursuant to Section 5.2.2 of the Term Loan Agreement minus (and without any other duplication of Availability Reserves imposed hereunder) (y) the sum of (i) the Availability Reserves, (ii) the Availability Block, (iii) the Seasonal Availability Block, and (iv) the Capital Block.”

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(g) Amendment to Section 10.2.12(c). Clause (c) of Section 10.2.12 of the Credit Agreement is hereby deleted in its entirety and the following text is substituted in its stead:

“(c) Make any principal payments in respect of the Term Loan Debt, other than scheduled amortization payments of the Second Amendment Tranche B U.S. Term Loan when due and payable in accordance with Section 5.2.2 of the Term Loan Agreement as in effect on the Seventh Amendment Effective Date; provided, that the Loan Parties may make such principal payments of the Term Loan Debt (including repayments of the Second Amendment Tranche B U.S. Term Loan) so long as (i) Fixed Charge Coverage Ratio, measured on a pro forma basis after giving effect to any such payment, is greater than 1.10:1.00, (ii) Revolver Excess Availability (calculated on a pro forma basis after taking into consideration the payment to be made) on a prospective basis (as demonstrated pursuant to final projections of the Borrowers of the type described in Section 10.1.2(g), in form and substance reasonably satisfactory to the Agents, which shall have been delivered to the Agents prior to the date of any such principal payments are made), at all times during the twelve month period commencing on the date any such principal payments are made shall be greater than $17,000,000, (iii) such payment is made within fifteen (15) days after the Borrowers have delivered to the Agents the financial statements pursuant to Section 10.1.2(b), (iv) no Default or Event of Default then exists or would (after taking into consideration the payment to be made) result therefrom and (v) not less than five (5) days prior to such payment, the Borrowers shall have delivered to the Administrative Agent a certificate certifying, and providing appropriate calculations, as to the matters set forth in clauses (i) through (iv) of this clause (c).”

§2. [Reserved].

§3. Representations and Warranties. Each of the Loan Parties hereby represents and warrants to the Agents and the Lenders as of the date hereof as follows:

(a) The execution and delivery by each of the Loan Parties of this Amendment and all other instruments and agreements required to be executed and delivered by such Loan Party in connection with the transactions contemplated hereby or referred to herein (collectively, the “Amendment Documents”), and the performance by each of the Loan Parties of any of its obligations and agreements under the Amendment Documents and the Credit Agreement and the other Loan Documents, as amended hereby, are within the corporate or other authority of such Loan Party, have been authorized by all necessary corporate proceedings on behalf of such Loan Party and do not and will not contravene any provision of law or such Loan Party’s charter, other incorporation or organizational papers, by-laws or any stock provision or any amendment thereof or of any indenture, agreement, instrument or undertaking binding upon such Loan Party.

(b) Each of this Amendment, the other Amendment Documents, the Credit Agreement and the other Loan Documents, as amended hereby, to which any Loan Party is a party constitute legal, valid and binding obligations of such Loan Party, enforceable in accordance with their terms, except as limited by the Bankruptcy Code, any Canadian Debtor Relief Law, any other insolvency, debtor relief or debt adjustment law or similar laws relating to or affecting generally the enforcement of creditors’ rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding therefor may be brought.

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(c) No approval or consent of, or filing with, any governmental agency or authority is required to make valid and legally binding the execution, delivery or performance by the Loan Parties of this Amendment, the other Amendment Documents, the Credit Agreement or any other Loan Documents, as amended hereby, or the consummation by the Loan Parties of the transactions among the parties contemplated hereby and thereby or referred to herein.

(d) The representations and warranties contained in Section 9 of the Credit Agreement and in the other Loan Documents were true and correct as of the date made. Except to the extent of changes resulting from transactions contemplated or permitted by the Credit Agreement and the other Loan Documents and except to the extent that any representations and warranties relate expressly to an earlier date, after giving effect to the provisions hereof, such representations and warranties, both before and after giving effect to this Amendment, also are true and correct, in all material respects, as of the date hereof.

(e) Each of the Loan Parties has performed and complied in all respects with all terms and conditions herein required to be performed or complied with by it prior to or at the time hereof, and as of the date hereof, both before and after giving effect to the provisions of this Amendment and the other Amendment Documents, there exists no Default or Event of Default.

(f) Each of the Loan Parties hereby acknowledges and agrees that the representations and warranties contained in this Amendment shall constitute representations and warranties as referred to in Section 11.1(b) of the Credit Agreement, a breach of which shall constitute an Event of Default.

§4. Effectiveness. This Amendment shall become effective upon the satisfaction of each of the following conditions, in each case in a manner satisfactory in form, scope and substance to the Administrative Agent and the Lenders:

(a) This Amendment shall have been duly executed and delivered by each of the Borrowers, each of the Guarantors, the Administrative Agent, the Canadian Agent and each of the Lenders and shall be in full force and effect.

(b) The Administrative Agent shall have received a duly executed Second Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of the date hereof by and among the Loan Parties, the Term Loan Lenders, and Crystal Financial LLC, as Term Loan Agent and Collateral Agent (as defined therein).

(c) The Administrative Agent shall have received a duly executed First Amendment to Second Amended and Restated Intercreditor Agreement dated as of the date hereof, by and among the Agents, Crystal Financial, as Term Loan Agent and Collateral Agent (as defined therein) and acknowledged by each Loan Party.

(d) The Borrowers shall have paid all reasonable costs and expenses incurred by the Agents, including the fees and expenses of the Agents’ US and Canadian counsels, to the extent that copies of invoices for such fees and expenses have been delivered to the Borrowers.

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(e) The Administrative Agent shall have received good standing or subsistence certificates, as applicable, for each Loan Party, issued by the Secretary of State or other appropriate official of such Loan Party’s jurisdiction of organization, dated as of a recent date.

(f) The Administrative Agent shall have received a certificate, in form and substance reasonably satisfactory to it, from a Senior Officer of each Borrower (with such certification to be in such Person’s capacity as a Senior Officer of such Borrower and not in such Person’s individual capacity) certifying that:

(i) after giving effect to the transactions hereunder and under the Term Loan Agreement, (A) each Loan Party is Solvent; (B) the representations and warranties set forth in Section 9 of the Credit Agreement are true and correct in all material respects on and as of such date as if made on and as of such date except to the extent any such representation or warranty expressly relates to any earlier and/or specified date and except any representations or warranties that are qualified by materiality, which are true and correct in all respect as of such date or such earlier and/or specified date; and (C) each Loan Party has complied in all material respects with all agreements and conditions to be satisfied by it under the Loan Documents;

(ii) there is no action, suit, investigation or proceeding pending or, to the knowledge of the Loan Parties, threatened in any court or before any arbitrator or governmental authority that could reasonably be expected to have a Material Adverse Effect;

(iii) [Reserved];

(iv) no law or regulation to which any Loan Party is subject is applicable to the transactions contemplated hereby which could reasonably be expected to have a Material Adverse Effect on any Loan Party or a Material Adverse Effect on the transactions contemplated hereby;

(v) no Material Adverse Effect shall have occurred since March 28, 2015;

(vi) the Term Loan Documents shall be in full force and effect and no “default” or “event of default” shall have occurred and be continuing thereunder; and

(vii) no “default” or “event of default” by a Loan Party shall have occurred and be continuing under any Material Contract.

(g) The Agents shall have received such other items, documents, agreements, items or actions as the Agents may reasonably request in order to effectuate the transactions contemplated hereby.

(h) No Default or Event of Default shall have occurred and be continuing.

§5. Release. In order to induce the Administrative Agent, the Canadian Agent and the Lenders to enter into this Amendment, each Loan Party acknowledges and agrees that: (a) no Loan Party has any claim or cause of action against the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, any Issuing Bank or any Lender (or, with respect to the Credit Agreement and the other Loan Documents and the administration of the credit facilities

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thereunder, any of their respective directors, officers, employees, agents or representatives); (b) no Loan Party has any offset or compensation right, counterclaim, right of recoupment or any defense of any kind against any Loan Party’s obligations, indebtedness or liabilities to the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, any Issuing Bank or any Lender; and (c) each of the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks and the Lenders has heretofore properly performed and satisfied in a timely manner all of its obligations to the Borrowers and, as applicable, the Guarantors. Each Loan Party wishes to eliminate any possibility that any past conditions, acts, omissions, events, circumstances or matters would impair or otherwise adversely affect any of the Administrative Agent’s, the Canadian Agent’s, the Co-Collateral Agents’, the Issuing Banks’ and the Lenders’ rights, interests, contracts, collateral security or remedies. Therefore, each Loan Party unconditionally releases, waives and forever discharges (i) any and all liabilities, obligations, duties, promises or indebtedness of any kind of the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks or any Lender to any Loan Party, except the obligations to be performed by the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks or any Lender on or after the date hereof as expressly stated in this Amendment, the Credit Agreement and the other Loan Documents and (ii) all claims, counterclaims, offsets, compensation rights, causes of action, right of recoupment, suits or defenses of any kind whatsoever (if any), whether arising at law or in equity, whether known or unknown, which any Loan Party might otherwise have against the Administrative Agent, the Canadian Agent, any Co-Collateral Agent, any Issuing Bank or any Lender (or, with respect to the Credit Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of their respective directors, officers, employees or agents), in either case of clause (i) or (ii), on account of any past or presently existing (as of the date hereof) condition, act, omission, event, contract, liability, obligation, indebtedness, claim, cause of action, defense, counterclaims, compensation rights, circumstance or matter of any kind.

§6. Miscellaneous Provisions.

(a) Each of the Loan Parties hereby ratifies and confirms all of its Obligations to the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks and the Lenders under the Credit Agreement, as amended hereby, and the other Loan Documents, including, without limitation, the Loans, and each of the Loan Parties hereby affirms its absolute and unconditional promise to pay to the Lenders, the Administrative Agent and the Canadian Agent, as applicable, the Loans, reimbursement obligations and all other amounts due or to become due and payable to the Lenders, the Administrative Agent and the Canadian Agent, as applicable, under the Credit Agreement and the other Loan Documents, as amended hereby and it is the intent of the parties hereto that nothing contained herein shall constitute a novation or accord and satisfaction. Each of the Loan Parties hereby acknowledges and confirms that the liens, hypothecs, pledges and security interests granted pursuant to the Loan Documents are and continue to be valid, perfected and enforceable first priority liens, hypothecs, pledges and security interests (subject only to Permitted Liens) that secure all of the Obligations on and after the date hereof. Except as expressly amended hereby, each of the Credit Agreement and the other Loan Documents shall continue in full force and effect. This Amendment and the Credit Agreement shall hereafter be read and construed together as a single document, and all references in the Credit Agreement, any other Loan Document or any agreement or instrument related to the Credit Agreement shall hereafter refer to the Credit Agreement as amended by this Amendment. This Amendment shall constitute a Loan Document.

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(b) Without limiting the expense reimbursement requirements set forth in Section 3.4 of the Credit Agreement, the Borrowers agree to pay on demand all reasonable costs and expenses, including reasonable attorneys’ fees, of the Administrative Agent and the Canadian Agent, as applicable, incurred in connection with this Amendment.

(c) THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING, WITHOUT LIMITATION, NEW YORK GENERAL OBLIGATIONS LAW SECTIONS 5-1401 AND 5-1402 (BUT GIVING EFFECT TO FEDERAL LAWS RELATING TO NATIONAL BANKS).

(d) EACH LOAN PARTY PARTY HERETO HEREBY CONSENTS TO THE NON-EXCLUSIVE JURISDICTION OF ANY FEDERAL COURT SITTING IN OR WITH JURISDICTION OVER THE SOUTHERN DISTRICT OF NEW YORK AND OF ANY STATE COURT OF THE STATE OF NEW YORK SITTING IN THE COUNTY OF MANHATTAN, IN ANY PROCEEDING OR DISPUTE RELATING IN ANY WAY TO ANY LOAN DOCUMENTS, AND AGREES THAT ANY SUCH PROCEEDING SHALL BE BROUGHT BY IT SOLELY IN ANY SUCH COURT. EACH LOAN PARTY PARTY HERETO IRREVOCABLY WAIVES ALL CLAIMS, OBJECTIONS AND DEFENSES THAT IT MAY HAVE REGARDING SUCH COURT’S PERSONAL OR SUBJECT MATTER JURISDICTION, VENUE OR INCONVENIENT FORUM. Nothing herein shall limit the right of any Agent or any Lender to bring proceedings against any Loan Party in any other court. Nothing in this Amendment shall be deemed to preclude enforcement by any Agent of any judgment or order obtained in any forum or jurisdiction.

(e) This Amendment may be executed in any number of counterparts, and all such counterparts shall together constitute but one instrument. In making proof of this Amendment it shall not be necessary to produce or account for more than one counterpart signed by each party hereto by and against which enforcement hereof is sought. Delivery of a signature page hereto by electronic transmission shall constitute the delivery of an original signature page hereof.

(f) For purposes of determining withholding Taxes imposed under FATCA, from and after the effective date of this Amendment, the Loan Parties and the Agents shall treat (and the Lenders hereby authorize the Agents to treat) the Credit Agreement as not qualifying as a “grandfathered obligation” within the meaning of Treasury Regulation Section 1.1471-2(b)(2)(i).

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the date first set forth above.

US BORROWER AND BORROWER AGENT:

MAYOR’S JEWELERS, INC.

By:	/s/ Pasquale Di Lillo
Name:	Pasquale Di Lillo
Title:	Vice President, Chief Financial and
Administrative Officer

CANADIAN BORROWER:

BIRKS GROUP INC.
GROUPE BIRKS INC. (formerly known as Birks & Mayors Inc.)

By:	/s/ Pasquale Di Lillo
Name:	Pasquale Di Lillo
Title:	Vice President, Chief Financial and
Administrative Officer

By:	/s/ Miranda Melfi
Name:	Miranda Melfi
Title:	Vice President, Legal Affairs and
Corporate Secretary

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SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

GUARANTORS:

MAYOR’S JEWELERS OF FLORIDA, INC.
JBM RETAIL COMPANY, INC.
JBM VENTURE CO., INC.
MAYOR’S JEWELERS INTELLECTUAL PROPERTY HOLDING COMPANY

By:	/s/ Pasquale Di Lillo
Name:	Pasquale Di Lillo
Title:	Vice President, Chief Financial and
Administrative Officer

CASH, GOLD & SILVER INC. – OR ET ARGENT, COMPTANT INC.
CASH, GOLD & SILVER USA, INC. (formerly known as Henry Birks & Sons U.S., Inc.)

By:	/s/ Pasquale Di Lillo
Name:	Pasquale Di Lillo
Title:	Vice President

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SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

ADMINISTRATIVE AGENT:

BANK OF AMERICA, N.A.

By:	/s/ Roger Malouf
Name:	Roger Malouf
Title:	Director

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CANADIAN AGENT:

BANK OF AMERICA, N.A. (acting through its Canada branch)

By:	/s/ Medina Sales de Andrade
Name:	Medina Sales de Andrade
Title:	Vice President

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US LENDERS:

BANK OF AMERICA, N.A.

By:	/s/ Roger Malouf
Name:	Roger Malouf
Title:	Director

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US LENDERS:

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ Ian Maccubbin
Name:	Ian Maccubbin
Title:	Assistant Vice President

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US LENDERS:

BANK OF MONTREAL CHICAGO BRANCH

By:	/s/ Randon Gardley
Name:	Randon Gardley
Title:	Vice President

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CANADIAN LENDERS:

BANK OF AMERICA, N.A. (acting through its Canada branch)

By:	/s/ Medina Sales de Andrade
Name:	Medina Sales de Andrade
Title:	Vice President

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SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

CANADIAN LENDERS:

WELLS FARGO FOOTHILL CANADA ULC

By:	/s/ David G. Phillips
Name:	David G. Phillips
Title:	Senior Vice President, Credit Officer

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SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT]

CANADIAN LENDERS:

BANK OF MONTREAL

By:	/s/ Greg Fedoryn
Name:	Greg Fedoryn
Title:	Director National Accountds

By:
Name:
Title:

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